Mail Stop 6010	January 4, 2006

Patrick T. Mooney, M.D.
Chairman, President and Chief Executive Officer
Aphton Corporation
8 Penn Center
1628 JFK Boulevard, Suite 2300
Philadelphia, PA 19103

Re:  	Aphton Corporation
	Registration Statement on Form S-1, filed December 23, 2005
File No. 333-130693

Dear Dr. Mooney:

      We have limited our review of the above referenced registration statement to the disclosure with respect to the selling stockholders and the plan of distribution. In that respect, we have the following comments:

1. For each selling stockholder, please disclose all persons who have voting or investment control over the company`s securities that the selling stockholder entity owns. See our telephone interpretation 4S. Item 507 in the 1999 supplement to our telephone interpretations manual.

2. Please revise your prospectus to identify the selling stockholders who are registered broker-dealers as underwriters with respect to the securities being offered.

3. We note your statement on page 63 that the "Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the
Securities Act in connection with such sales." Such persons are underwriters in connection with such sales. Please revise your disclosure accordingly.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Sonia Barros at (202) 551-
3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	Kara L. MacCullough, Esq.
      Akerman Senterfitt
      One Southeast Third Avenue, 28th Floor
      Miami, FL 33131

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Patrick T. Mooney, M.D.
January 4, 2006
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